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                                             Filed by Silicon Valley Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934.

                                    Subject Company: Silicon Valley Group, Inc.,
                                                   Commission File No.: 0-11348.


FOR ASML:                                                FOR SVG:
U.S. MEDIA CONTACTS:       U.S. INVESTOR CONTACT:        U.S. INVESTOR CONTACTS:
Mark Bigelow               Doug Marsh                    Russell Weinstock
480-383-4422               480-383-4006                  408-467-5911

Andrea Calise              EUROPEAN & ASIAN INVESTOR     Nancy Szymansky
Kekst and Company          & MEDIA CONTACT               408-467-5870
212-521-4800               Franki D'Hoore
                           +31.40.268.3938

                              FOR IMMEDIATE RELEASE

           ASM LITHOGRAPHY HOLDING N.V. AND SILICON VALLEY GROUP, INC.
 ANNOUNCE INTENT TO WITHDRAW AND REFILE THEIR PETITION FOR EXON - FLORIO REVIEW
 ------------------------------------------------------------------------------

VELDHOVEN, THE NETHERLANDS AND SAN JOSE, CA - JANUARY 8, 2001 - ASM Lithography Holding N.V. (Amsterdam Exchanges and NASDAQ: ASML) and Silicon Valley Group, Inc. (NASDAQ: SVGI) today announced that in order to provide additional time to address certain U.S. government inquiries pertaining to the pending merger, the companies, on Friday, January 5, 2001, voluntarily requested the withdrawal of their filing in connection with the Exon-Florio review process and plan to refile their petition by the end of the month.

Doug Dunn, Chief Executive Officer of ASML, said, "This initiative, done in good faith and full cooperation with U.S. government officials, is consistent with our resolve to complete this transaction in a timely fashion. By refiling the petition, we believe that we will be able to be more responsive to the U.S. government's review, providing them some additional time to finalize their work and thereby advance the approval process."

Exon-Florio is the common name for the review process the U.S. government uses to screen acquisitions of U.S. companies such as Silicon Valley Group by foreign entities such as ASML. The review, which is performed by the Committee on Foreign Investment in the United States, is authorized by the Exon-Florio Amendment to the Defense Production Act of 1950.

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Having already received antitrust clearance, the consummation of the merger agreement remains subject to the Exon-Florio review process, approval by SVG's stockholders and other customary conditions.

For more information about the merger agreement and the combining companies, please see the October 2, 2000 press release announcing the transaction at www.asml.com or www.svg.com and the proxy statement-propsectus related to the merger on file with Securities and Exchange Commission and available at www.sec.gov.

ABOUT ASML

ASML, headquartered in Veldhoven, The Netherlands, was founded in 1984 to bring advanced microlithography systems to the global semiconductor industry. The company develops, manufactures and services lithography systems, known as wafer steppers and step-and-scan systems. The company supplies its products to integrated circuit manufacturers, worldwide, that use them to produce semiconductors.

The company has successfully leveraged its technology and, today, is recognized as supplying the world's most productive imaging systems. From 1998 to 1999, the company's sales increased from EUR 779 million (US$875 million) to EUR 1,197 million (US$1,277 million). ASML's total installed base is now more than 1,500 systems.

Leveraging a high-technology network that includes Philips Research Laboratories, Philips Center for Fabrication Technology, Carl Zeiss, IMEC and Agilent enables ASML to offer its customers the most advanced imaging technology and fully developed products on the market.

 ASML's manufacturing operations and its pilot development and R&D facilities are located at its global headquarters in Veldhoven. In addition, ASML maintains state-of-the-art applications and training facilities in Veldhoven; at its US headquarters in Tempe, Arizona; and in Korea and Taiwan. Today, it employs more than 3,700 employees. The company's web address is www.asml.com.


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ABOUT SVG

SVG, headquartered in San Jose, California, was founded in 1977 and is a leading supplier of wafer processing equipment for the worldwide semiconductor industry. The company designs, manufactures and markets technically sophisticated equipment used in the primary stages of semiconductor manufacturing. Its products include: photoresist processing equipment; oxidation, diffusion and low-pressure chemical vapor deposition processing systems; atmospheric pressure chemical vapor deposition systems; lithography exposure tools that use step-and-scan technology; and precision optical components and systems. The company's web address is www.svg.com.

In connection with the proposed transaction, ASML has filed a registration statement on Form F - 4 and SVG has filed a proxy statement - prospectus, each with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the proxy statement - prospectus when they become available because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement - prospectus and other documents filed by SVG with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement and other documents filed by ASML with the SEC may be obtained from ASML by directing a request to ASML, Attention: Franki D'Hoore (+31 40) 268-3938. Free copies of the proxy statement - prospectus and other documents filed by SVG with the SEC may also be obtained from SVG by directing a request to SVG, Attention: Manager of Investor Relations (408) 467-5870.

SVG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SVG stockholders in favor of the merger. These directors and executive officers include the following: Michael J. Attardo, Papken S. Der Torossian, William A. Hightower, William L. Martin, Nam P. Suh, Lawrence Tomlison, Russell G. Weinstock, John Shamaly, Steven L. Jensen, Jeffrey
M. Kowalski, and Borris Lipkin.


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Collectively, as of December 20, 2000, the directors and executive officers of
SVG may be deemed to beneficially own approximately 5.29% of the outstanding shares of SVG common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement - prospectus when each becomes available.

                                      # # #

"SAFE HARBOR" STATEMENT UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

This press release contains certain "forward - looking " statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward - looking statements contained herein include statements about future financial and operating results and benefits of the pending merger between ASML and SVG. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of ASML and SVG; costs related to the merger; labor integration issues; the economic environment of the semiconductor industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by ASML and SVG with the Securities and Exchange Commission. Neither ASML nor SVG is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward - looking statements, whether as a result of new information, future events or otherwise.


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